DC

No Act
P.E. 12-15-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043133

January 30, 2007

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: International Business Machines Corporation
Incoming letter dated December 15, 2006

Dear Mr. Moskowitz:

This is in response to your letters dated December 15, 2006 and January 9, 2007 concerning the shareholder proposal submitted to IBM by the Jeanne Rossi Family Trust. We also have received letters from John Chevedden on the proponent's behalf dated January 2, 2007 and January 10, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

51143

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 15, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Subject: 2007 Stockholder Proposal of the Rossi Family Trust (appointing **John Chevedden** as proxy) to Adopt Simple Majority Vote

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of this letter, together with a revised proposal dated November 12, 2006 from Mr. John Chevedden, who was appointed by Nick Rossi and Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the "Proponent") to act on behalf of the Proponent on all matters with respect to the proposal entitled "Adopt Simple Majority Vote" (hereinafter the "Proposal"). Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission.

The Proposal provides, in pertinent part:

> **RESOLVED: Shareholders recommend that our Board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible. This proposal is focused on adoption of the lowest feasible shareholder majority vote requirements to the fullest extent practicable.**

This Proposal reflects revisions to the proposal initially submitted by the Proponent in order to correct deficiencies noted by the Company to the Proponent. The Proposal, as revised, is attached hereto as **Exhibit A.**[1] IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2007 (the "2007 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

---

[1] The earlier version of the proposal first submitted by the Proponent is attached as **Exhibit B** and IBM's correspondence to the Proponent relating to the initial proposal is attached as **Exhibit C**.

THE PROPOSAL CAN BE OMITTED FROM THE COMPANY'S PROXY MATERIALS UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED, BECAUSE THE COMPANY WILL PROVIDE IBM STOCKHOLDERS AT IBM'S 2007 ANNUAL MEETING WITH AN OPPORTUNITY TO APPROVE AMENDMENTS TO IBM'S CERTIFICATE OF INCORPORATION THAT WILL ELIMINATE ALL SUPERMAJORITY VOTING REQUIREMENTS APPLICABLE TO THE COMPANY UNDER NEW YORK STATE LAW.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented"[2] the action requested. As background, at our 2006 Annual Meeting, a substantially similar proposal from Mr. Chevedden received a vote of approximately 61% of the shares voted. As a result of such vote asking IBM to lower all supermajority provisions and other considerations, the Company determined to take action to implement the Proposal. To this end, the Company filed a Form 8-K with the SEC announcing that:

> "[t]he Company will be asking IBM stockholders to approve amendments to our Certificate of Incorporation at our 2007 Annual Meeting that will lower all statutory supermajority voting thresholds now applicable to the Company under the New York Business Corporation Law. Under existing statutory voting provisions now applicable to the Company, the approval of two-thirds of all outstanding shares entitled to vote are presently required to effect each of the following extraordinary transactions:
>
> - a plan to merge IBM into another company or to consolidate our Company with another company;
> - to dispose of all or substantially all of our assets outside the ordinary course of business;
> - to effect a share exchange under which IBM would become a subsidiary of another company and its stock exchanged for the stock of that other company (IBM's new parent); or
> - to dissolve.
>
> IBM has never sought to undertake any of these extraordinary actions, and does not anticipate doing so. However, as a result of the vote at the Company's 2006 annual meeting on a stockholder proposal that asked IBM to lower all supermajority voting provisions and other considerations, the Board will recommend to IBM stockholders in the Company's 2007 proxy statement that stockholders vote to approve four (4) separate management proposals. Approval of these proposals will implement the stockholder proposal in a manner consistent with New York State law. The four proposals, if approved, would add new provisions to the Company's Certificate of Incorporation, lowering the existing statutory supermajority voting provisions on the four matters listed above to the lowest possible voting threshold; that is, a majority of all outstanding shares entitled to vote on each matter. There are no other statutory supermajority voting provisions now applicable to the Company that can be lowered. Full details relating to the amendments the Company will be recommending to stockholders will be set forth in the Company's 2007 Definitive Proxy

---

[2] Prior to 1983, the Staff of the Division of Corporation Finance permitted exclusion of proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) *only* where the proposal had been <u>fully</u> effected. In 1983, the Commission announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the Commission explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission amended the Rule to reflect the new, more flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

Statement, which is presently scheduled to be filed with the U.S. Securities and Exchange Commission in early March 2007." **(See Exhibit D)**

http://www.sec.gov/Archives/edgar/data/51143/000110465906080720/a06-25300_18k.htmIBM

Unlike many other companies, IBM has no supermajority voting provisions in either its certificate of incorporation or its by-laws. In fact, the only supermajority voting provisions that are applicable to IBM are purely statutory in nature -- being proscribed by the New York Business Corporation Law ("BCL"). Under the BCL, for companies like IBM which were incorporated prior to February 23, 1998, the law continues to require a vote of two-thirds of all outstanding shares entitled to vote in order to approve certain material items, unless the companies secure stockholder approval to lower these voting thresholds. For IBM, the applicable statutory supermajority voting provisions include:

1. a merger or consolidation under Section 903 of the BCL;
2. a sale, lease, exchange or other disposition of all or substantially all assets outside the ordinary course of business under Section 909 of the BCL;
3. a plan for the exchange of shares under Section 913 of the BCL and
4. authorization of dissolution under Section 1001 of the BCL.

Although IBM does not contemplate taking any of these actions, we will be seeking stockholder approval to lower each of the voting thresholds associated with such actions as requested by the Proponent by recommending that IBM stockholders approve **four (4)** separate management proposals in our 2007 proxy statement. Since the Company has already formally committed to take the steps necessary to eliminate each of the above-referenced statutory supermajority voting provisions at our 2007 annual meeting, the instant Proposal is subject to exclusion under Rule 14a-8(i)(10).

Ample precedent exists for the exclusion of the instant Proposal under these circumstances. In Energy East Corporation (March 21, 2006), another New York corporation was faced with addressing the same proposal from Mr. Chevedden with its stockholders, and sought permission to exclude the proposal under Rule 14a-8(i)(10). In its letter to the SEC, Energy East represented that it would be seeking stockholder approval at its upcoming annual meeting to lower the statutorily-imposed New York state supermajority voting provisions. As with IBM, such approval by stockholders was required under New York law as a prerequisite to amend the company's certificate of incorporation.[3] The SEC concurred that such proposal could be omitted under Rule 14a-8(i)(10), notwithstanding the objection of Mr. Chevedden.

Our review of many other SEC letters on Mr. Chevedden's "Simple Majority Vote" stockholder proposal makes clear that when companies have properly represented -- as we now have -- that they will take the necessary actions to eliminate applicable supermajority voting provisions, the

[3] In Energy East, it was only necessary to secure stockholder approval to lower three (3) of the above-referenced supermajority voting thresholds (under sections 909, 913 and 1001 of the BCL), as the company's certificate of incorporation already contained a majority voting provision relating to mergers under section 903 of the BCL. Energy East also had supermajority voting provisions in their by-laws, which were also addressed by the Company. As noted above, IBM has no supermajority voting provisions in our by-laws.

SEC has uniformly permitted the exclusion of such proposals as "substantially implemented" under rule 14a-8(i)(10). See FedEx Corporation (June 26, 2006)("There appears to be some basis for your view that Fedex may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that FedEx will provide shareholders at FedEx's 2006 annual meeting with an opportunity to approve amendments to Fedex's certificate of incorporation and by-laws that would eliminate all supermajority voting requirements contained in those documents."); Northrop Grumman Corporation (March 28, 2006)("There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2006 annual meeting with an opportunity to approve amendments to Northrop Grumman's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); Citigroup Inc. (March 10, 2006)("There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that Citigroup will provide shareholders at Citigroup's 2006 annual meeting with an opportunity to approve amendments to Citigroup's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); CSX Corporation (March 3, 2006)("There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that CSX will provide shareholders at CSX's 2006 annual meeting with an opportunity to approve amendments to CSX's articles of incorporation that would eliminate all supermajority voting requirements."); Baxter International Inc. (February 26, 2006)("There appears to be some basis for your view that Baxter may exclude the first proposal under rule 14a-8((i)(10). In this regard, we note your representation that Baxter will provide shareholders at Baxter's 2006 annual meeting with an opportunity to approve amendments to Baxter's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); Pfizer Inc. (January 31, 2006)("There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Pfizer will provide shareholders at Pfizer's 2006 Annual Meeting with an opportunity to approve amendments to Pfizer's certificate of incorporation that would eliminate all supermajority voting requirements.").

Under similar circumstances, no-action rulings have also been granted on this same proposal from Mr. Chevedden in earlier years. Bristol-Myers Squibb Company (February 14, 2005); Allegheny Energy, Inc. (February 14, 2005, reconsideration denied March 9, 2005); Electronic Data Systems Corporation (January 24, 2005); The Home Depot, Inc. (March 28, 2002).

The rationale for exclusion of a proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> **"A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."**

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4. (emphasis added)

The instant Proposal presents *precisely* such a situation. IBM has decided to do what the Proponent asked us to do, and we have formally announced our intention through the filing of a Form 8-K with the SEC. In an attempt to avoid wasting corporate resources as well as to have to involve the Staff of the Division of Corporation Finance on this matter, we specifically approached Mr. Chevedden before filing this letter and sought for him to withdraw the Proposal. In addition to faxing him a letter informing him of our Company's actions, and providing him with a copy of the Form 8-K as filed (**See Exhibit E**), we also e-mailed and called him in an attempt to secure his voluntary withdrawal, but he would not do so. As such, we are filing this letter, hereby asserting that the Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10). IBM therefore respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2007 Annual Meeting under Rule 14a-8(i)(10).

We are also sending Mr. Chevedden a copy of this submission, advising him of our intent to exclude the Proposal from IBM's proxy materials for the 2007 Annual Meeting. Mr. Chevedden is respectfully requested to copy the undersigned on any response that he may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Because of time considerations, and in accordance with Q&A "I." of Staff Legal Bulletin 14C dated June 28, 2005, we would appreciate it if you could provide your response by facsimile to both IBM and Mr. Chevedden. Our facsimile number is 845-491-3203, and Mr. Chevedden's facsimile number is 310-371-7872. In addition, IBM agrees to promptly forward any response from the Staff to this no-action letter request that the Staff transmits by facsimile to IBM only. Thank you for your attention and consideration in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Copy, with attachments to:

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

[Rule 14a-8 Proposal, November 12, 2006 revision of October 23, 2006 submission]
[This revision is not believed necessary. The revision does not constitute agreement with the November 5, 2006 IBM letter. The revision is simply submitted for the convenience of IBM and is simply based on following the November 5, 2006 IBM directions for the convenience of IBM. Thus IBM would be fully responsible if following the IBM advice lead to any potential defect.]

3 – Adopt Simple Majority Vote

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible. This proposal is focused on adoption of the lowest feasible shareholder majority vote requirements to the fullest extent practicable. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the majority vote required for formal adoption of this proposal topic.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents. This proposal does not address a majority vote standard in director elections which is gaining increased support as a separate topic.

This topic won our 61% yes-vote at our 2006 annual meeting. This topic also won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 67%-vote to make at least one governance change, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 66%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our board "High Concern" in executive compensation.
- We had no Independent Chairman or Lead Director – Independent oversight concern.
- A 67% shareholder vote was required to make at least one key governance change – Entrenchment concern.
- Cumulative voting was not permitted.

- Four of our key directors served on Boards rated "D" or "F" by The Corporate Library:
  1) Mr. Palmissano, IBM Chairman – served on the Exxon (XOM) board rated D.
  2) Mr. Noto, IBM Audit Committee Chairman – on the Altria (MO) board rated D.
  3) Ms. Black, IBM Corporate Governance Committee Chairman – on the Coca-Cola (KO) board rated F.
  4) Mr. Taurel, IBM Executive Compensation Committee Chairman – on the McGraw-Hill (MHP) board rated D.

Additionally:

- The Corporate Library said there were too many active CEOs on our board (5). Active CEOs are often over-committed, and may not be optimally independent of management's views.
- Four directors were allowed to hold from 4 to 7 director seats each – Over-extension concern.

Post-it® Fax Note 7671	Date 11-12-06 # of pages ▶
To Stuart Moskowitz	From Jim Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 845-491-3203	Fax #

• The IBM Corporate Governance Quotient rating (CGQ®) in 2006 was below that of 87% of S&P 500 companies.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
Emil and Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote.

The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Emil Rossi, Trustee
Nick Rossi, Trustee
Jeanne Rossi Family Trust

P.O. Box 249
Boonville, CA 95415

Mr. Samuel J. Palmisano
Chairman
International Business Machines Corporation (IBM)
New Orchard Rd
Armonk NY 10504

Rule 14a-8 Proposal

Dear Mr. Palmisano,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06
Emil Rossi Oct. 2 2006

cc: Daniel E. O'Donnell
Corporate Secretary
PH: 914 499-1900
FX: 914 765-7382
Stuart S. Moskowitz
Senior Counsel
Tel: 914-499-6148
Fax: 845-491-3203

[Rule 14a-8 Proposal, October 23, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible. This proposal is focused on adoption of the lowest feasible shareholder majority vote requirements to the fullest extent practicable. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the majority vote required for formal adoption of this proposal topic.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

Emil and Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

This topic won our 61% yes-vote at our 2006 annual meeting. This topic also won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 67%-vote to make at least one governance change, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 66%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our board "High Concern" in executive compensation.
- We had no Independent Chairman or Lead Director – Independent oversight concern.
- A 67% shareholder vote was required to make at least one key governance change – Entrenchment concern.
- Cumulative voting was not permitted.

- Four of our key directors served on Boards rated "D" or "F" by The Corporate Library:
    1) Mr. Palmissano, IBM Chairman – served on the Exxon (XOM) board rated D.
    2) Mr. Noto, IBM Audit Committee Chairman – on the Altria (MO) board rated D.
    3) Ms. Black, IBM Corporate Governance Committee Chairman – on the Coca-Cola (KO) board rated F.
    4) Mr. Taurel, IBM Executive Compensation Committee Chairman – on the McGraw-Hill (MHP) board rated D.

Additionally:

- The Corporate Library said there were too many active CEOs on our board (5). Active CEOs are often over-committed, and may not be optimally independent of management's views.
- Four directors were allowed to hold from 4 to 7 director seats each – Over-extension concern.
- The IBM Corporate Governance Quotient rating (CGQ®) in 2006 was below that of 87% of S&P 500 companies.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 5, 2006

VIA FAX: 310-371-7872
and VIA E-MAIL: olmsted7p@earthlink.net

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Proposal to IBM - "Adopt Simple Majority Vote" (Jeanne Rossi Family Trust)

Dear Mr. Chevedden:

Please let this letter serve to confirm receipt by IBM of the October 23, 2006 stockholder proposal you faxed on behalf of the Rossi Family Trust.

We are also writing to inform you of deficiencies in such submission, which must be corrected. In this light, you should understand that under Rule 14a-8, a stockholder may submit no more than one (1) proposal to a company for a particular shareholders' meeting, and that the Company is entitled to exclude your **entire** submission if you fail to adequately correct the deficiencies we note to you within 14 calendar days of your receipt of the Company's notification of such deficiencies. The purpose of this letter is to notify you that your 2007 submission now contains two proposals, and can only contain a single proposal.

In this light, even though you have not changed the substance of your RESOLVED sentence from last year to this year regarding simple majority voting, we note your 2006 resolution specifically excluded the vote standard for director elections from its application. It contained the following carve-out sentence:

"This proposal does not address a majority vote standard in director elections which is gaining support as a separate topic." (emphasis added)

You are correct that the majority vote standard in director elections is a **separate topic**. Yet, this sentence does not appear in your 2007 resolution. By not placing this same carve-out statement in your 2007 resolution, your current stockholder submission, unlike last year's, can now be read to have our stockholders consider two separate and distinct concepts, in contravention of Rule 14a-8. These two concepts are:

1) **to lower** all supermajority voting thresholds now applicable to the Company to a simple majority level, to the extent permitted by law (i.e., last year's proposal), and

2) **to raise** the voting threshold for directors from the existing plurality to a simple majority level.

In addition to the fact that Rule 14a-8 permits a stockholder to file only a single proposal for each stockholders' meeting, the federal proxy rules prohibit bundling of separate matters within a proposal. See Rules 14a-4(a)(3) and Rule 14a-4(b)(1). Inasmuch as the two concepts you have now included within your 2007 submission are separate and distinct, if IBM were ever to seek to have our stockholders implement these distinct concepts, we would be required to solicit our stockholders separately on each concept. Moreover, the voting thresholds necessary to implement each of these separate and distinct concepts also differ. In a nutshell, if you wish for IBM to further consider your October 23 submission, you must timely correct it, and reduce your submission to a single proposal. By way of reference, for guidance, you may want to review the staff's decision in Enova Corporation (February 9, 1998), in which you were directly involved, and in which the staff concluded that the failure to properly reduce the number of proposals to a single proposal would result in the exclusion of both proposals.

In amending your submission, you are of course free to select either of these two separate concepts for your proposal, but not both. In making your decision, you should also be aware that IBM has already received and is considering including another stockholder proposal on the majority vote standard for directors (concept #2). In addition, since you specifically carved out concept #2 from last year's proposal, we want to caution you now that the 61% vote received on your proposal last year related *only* to concept #1, not concept #2. As a result, if you elect to submit your proposal on concept #2, your paragraph relating to the 61% vote received last year would be both incorrect as well as materially false and misleading, since our stockholders were expressly not voting on a majority vote standard for director elections in your proposal. Hence, if you choose concept #2, you will need to omit all reference to the 61% vote when you resubmit your proposal.

If you wish to limit your proposal to concept #1 (last year's proposal), you will also need to resubmit your proposal, but in doing so, you will need to timely clarify it by adding a carve-out sentence similar to the one you had last year; that is:

"This proposal does not address a majority vote standard in director elections which is gaining support as a separate topic."

Please understand that you must send us a single stockholder proposal within 14 days of the date you receive this letter, and that IBM reserves the right to omit your submission under the applicable provisions of Regulation 14A. As before, you can fax your revised submission directly to me at 845-491-3203.

Thank you for your continuing interest in IBM and this important matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

8-K 1 a06-25300_18k.htm CURRENT REPORT OF MATERIAL EVENTS OR CORPORATE CHANGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 11, 2006
(Date of earliest event reported)

INTERNATIONAL BUSINESS MACHINES CORPORATION

(Exact name of registrant as specified in its charter)

New York	**1-2360**	**13-0871985**
(State of Incorporation)	(Commission File Number)	(IRS employer Identification No.)

ARMONK, NEW YORK	**10504**
(Address of principal executive offices)	(Zip Code)

914-499-1900
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 8.01. Other Events.

The Company will be asking IBM stockholders to approve amendments to our Certificate of Incorporation at our 2007 Annual Meeting that will lower all statutory supermajority voting thresholds now applicable to the Company under the New York Business Corporation Law. Under existing statutory voting provisions now applicable to the Company, the approval of two-thirds of all outstanding shares entitled to vote are presently required to effect each of the following extraordinary transactions:

- a plan to merge IBM into another company or to consolidate our Company with another company;
- to dispose of all or substantially all of our assets outside the ordinary course of business;
- to effect a share exchange under which IBM would become a subsidiary of another company and its stock exchanged for the stock of that other company (IBM's new parent); or
- to dissolve.

IBM has never sought to undertake any of these extraordinary actions, and does not anticipate doing so. However, as a result of the vote at the Company's 2006 annual meeting on a stockholder proposal that asked IBM to lower all supermajority voting provisions and other considerations, the Board will recommend to IBM stockholders in the Company's 2007 proxy statement that stockholders vote to approve four (4) separate management proposals. Approval of these proposals will implement the stockholder proposal in a manner consistent with New York State law. The four proposals, if approved, would add new provisions to the Company's Certificate of Incorporation, lowering the existing statutory supermajority voting provisions on the four matters listed above to the lowest possible voting threshold; that is, a majority of all outstanding shares entitled to vote on each matter. There are no other statutory supermajority voting provisions now applicable to the Company that can be lowered. Full details relating to the amendments the Company will be recommending to stockholders will be set forth in the Company's 2007 Definitive Proxy Statement, which is presently scheduled to be filed with the U.S. Securities and Exchange Commission in early March 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 11, 2006

By: /s/ Andrew Bonzani
Andrew Bonzani
Vice President,
Assistant General
Counsel &
Assistant Secretary

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 11, 2006

VIA FAX: 310-371-7872
and VIA E-MAIL: olmsted7p@earthlink.net

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Proposal to IBM - "Adopt Simple Majority Vote" (Jeanne Rossi Family Trust)

Dear Mr. Chevedden:

IBM is pleased to inform you of today's announcement that the Company will be asking IBM stockholders to approve amendments to our Certificate of Incorporation at our 2007 Annual Meeting that will lower all statutory supermajority voting thresholds now applicable to the Company under the New York Business Corporation Law. Attached is a true copy of IBM's Form 8-K, as filed with the SEC.

As you can see from this filing, the Company will be including four (4) separate management proposals for stockholder approval in our 2007 proxy statement that will permit the Company to add provisions to our Certificate of Incorporation, lowering each of these statutory supermajority voting thresholds (currently two-thirds of all outstanding shares entitled to vote) down to a *majority* of all outstanding shares entitled to vote. This is the lowest voting level permitted under New York law. IBM has no supermajority voting provisions in our Certificate of Incorporation or our by-laws.

You should also note that these statutory supermajority voting thresholds are the same voting thresholds that Energy East Corporation, another New York company, lowered this past year following its annual meeting, after receiving stockholder approval to amend its own certificate of incorporation. Under very similar circumstances, the SEC ruled that your proposal could be excluded from Energy East's proxy statement as "substantially implemented" under Rule 14a-8(i)(10). See Energy East Corporation (March 21, 2006).

Moreover, since IBM has now undertaken to do what your proposal requested us to do, we are now respectfully requesting that you promptly withdraw the proposal. In this light, our review of many other SEC letters on your "Simple Majority Vote" stockholder proposal makes clear that when companies have properly represented -- as we now have -- that they will take the necessary actions to eliminate applicable supermajority voting provisions, the SEC has uniformly permitted the exclusion of such proposals as "substantially implemented" under rule 14a-8(i)(10). See FedEx Corporation (June 26, 2006)("There appears to be some basis for your view that Fedex may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that FedEx will provide shareholders at FedEx's 2006 annual meeting with an opportunity to approve amendments to Fedex's certificate of incorporation and by-laws that would eliminate all supermajority voting requirements contained in those documents."); Northrop Grumman Corporation (March 28, 2006)("There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2006 annual meeting with an opportunity to approve amendments to Northrop Grumman's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); Citigroup Inc. (March 10, 2006)("There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that Citigroup will provide shareholders at Citigroup's 2006 annual meeting with an opportunity to approve amendments to Citigroup's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); CSX Corporation (March 3, 2006)("There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8((i)(10). In this regard, we note your representation that CSX will provide shareholders at CSX's 2006 annual meeting with an opportunity to approve amendments to CSX's articles of incorporation that would eliminate all supermajority voting requirements."); Baxter International Inc. (February 26, 2006)("There appears to be some basis for your view that Baxter may exclude the first proposal under rule 14a-8((i)(10). In this regard, we note your representation that Baxter will provide shareholders at Baxter's 2006 annual meeting with an opportunity to approve amendments to Baxter's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation."); Pfizer Inc. (January 31, 2006)("There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Pfizer will provide shareholders at Pfizer's 2006 Annual Meeting with an opportunity to approve amendments to Pfizer's certificate of incorporation that would eliminate all supermajority voting requirements."). Similar no-action rulings have also been granted on this same proposal in earlier years. Bristol-Myers Squibb Company (February 14, 2005); Allegheny Energy, Inc. (February 14, 2005, reconsideration denied March 9, 2005); Electronic Data Systems Corporation (January 24, 2005); The Home Depot, Inc. (March 28, 2002).

In sum, given the actions that IBM is undertaking to implement your proposal, as more fully described in IBM's Form 8-K, we sincerely hope as a matter of goodwill that you will now see fit to withdraw your proposal, thereby avoiding the need to have the SEC spend their own time and resources reviewing and ruling upon another no-action letter request involving this same proposal. Because of our own internal timing considerations, we will need to *receive* your withdrawal **by noon, Pacific Standard Time, Friday, December 15, 2006**. As in prior communications, please send all correspondence directly to me via fax at **845-491-3203**, or via e-mail, at **[smoskowi@us.ibm.com]**.

Thank you for your continuing interest in IBM, as well as for your consideration in this matter.

Sincerely yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment (IBM Form 8-K, as filed with the SEC on December 11, 2006)

8-K 1 a06-25300_18k.htm CURRENT REPORT OF MATERIAL EVENTS OR CORPORATE CHANGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 11, 2006
(Date of earliest event reported)

INTERNATIONAL BUSINESS MACHINES CORPORATION
(Exact name of registrant as specified in its charter)

New York (State of Incorporation)	**1-2360** (Commission File Number)	**13-0871985** (IRS employer Identification No.)

ARMONK, NEW YORK (Address of principal executive offices)	**10504** (Zip Code)

914-499-1900
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 8.01. Other Events.

The Company will be asking IBM stockholders to approve amendments to our Certificate of Incorporation at our 2007 Annual Meeting that will lower all statutory supermajority voting thresholds now applicable to the Company under the New York Business Corporation Law. Under existing statutory voting provisions now applicable to the Company, the approval of two-thirds of all outstanding shares entitled to vote are presently required to effect each of the following extraordinary transactions:

- a plan to merge IBM into another company or to consolidate our Company with another company;
- to dispose of all or substantially all of our assets outside the ordinary course of business;
- to effect a share exchange under which IBM would become a subsidiary of another company and its stock exchanged for the stock of that other company (IBM's new parent); or
- to dissolve.

IBM has never sought to undertake any of these extraordinary actions, and does not anticipate doing so. However, as a result of the vote at the Company's 2006 annual meeting on a stockholder proposal that asked IBM to lower all supermajority voting provisions and other considerations, the Board will recommend to IBM stockholders in the Company's 2007 proxy statement that stockholders vote to approve four (4) separate management proposals. Approval of these proposals will implement the stockholder proposal in a manner consistent with New York State law. The four proposals, if approved, would add new provisions to the Company's Certificate of Incorporation, lowering the existing statutory supermajority voting provisions on the four matters listed above to the lowest possible voting threshold; that is, a majority of all outstanding shares entitled to vote on each matter. There are no other statutory supermajority voting provisions now applicable to the Company that can be lowered. Full details relating to the amendments the Company will be recommending to stockholders will be set forth in the Company's 2007 Definitive Proxy Statement, which is presently scheduled to be filed with the U.S. Securities and Exchange Commission in early March 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 11, 2006

By: /s/ Andrew Bonzani
Andrew Bonzani
Vice President,
Assistant General
Counsel &
Assistant Secretary

[redacted]

From: CFLETTERS
Sent: Wednesday, January 03, 2007 8:50 AM
To: [redacted]
Cc: [redacted]
Subject: FW: International Business Machines (IBM) Shareholder Position on Company No-Action Request (Emil Rossi)

Follow Up Flag: [redacted]
Flag Status: [redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 02, 2007 12:03 PM
To: CFLETTERS
Cc: Stuart Moskowitz
Subject: International Business Machines (IBM) Shareholder Position on Company No-Action Request (Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Business Machines Corporation (IBM) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company December 15, 2006 no action request.

The company does not explain why it will submit four proposals in order to adopt one rule 14a-8 proposal that won 61% support in 2006. This may be the first time in Rule 14a-8 history that four management proposals were placed on a ballot in response to one rule 14a-8 proposal.

Using four proposals to purportedly adopt one proposal creates the risk that one or more of the proposals will not receive the required number of votes for adoption.

Thus the 2007 rule 14a-8 proposal should be maintained on the 2007 definitive proxy. Shareholders will have no other way to express their continued intention for the company to repeat any of the four proposals that might not pass at the 2007 annual meeting if this rule 14a-8 proposal is not on the 2007 ballot. Shareholders are not responsible for the company chopping up one rule 14a-8 proposal into four separate proposals.

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Stuart Moskowitz

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

January 9, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

2007 Stockholder Proposal of the Rossi Family Trust (appointing John Chevedden as proxy) to Adopt Simple Majority Vote

Ladies and Gentlemen:

Please let this serve as IBM's reply to the January 2, 2007 letter of Mr. John Chevedden, who has objected to IBM's December 15, 2006 request under Rule 14a-8(i)(10) to omit the "Simple Majority Vote"[1] stockholder proposal from our 2007 proxy materials. Mr. Chevedden does not object to the substance of IBM's proposed recommendation to its stockholders. Rather, his sole basis for objection relates to IBM's plan to recommend that our stockholders approve <u>four (4) separate</u> management proposals as part of our implementation of the stockholder proposal. This objection is, however, without merit, as IBM's proposal is wholly in accord with Rules 14a-4(a)(3) and 14a-4(b)(1)(sometimes referred to as the "antibundling rules") and New York State law.

Rules 14a-4(a)(3) and 14a-4(b)(1) provide technical requirements for the form that proxy statements must take. Rule 14a-4(a)(3) requires that a proxy "shall identify clearly and impartially *each separate matter* intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." <u>17 C.F.R. § 240.14a-4(a)(3)</u> (emphasis added). Rule 14a-4(b)(1) provides that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with

---

1 By its terms, the stockholder proposal requests a "Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible." The Proposal also notes that it "is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents."

respect to, *each separate matter* referred to therein as intended to be acted upon, other than elections to office." *Id.* § 240.14a-4(b)(1) (emphasis added).

Although IBM has no supermajority voting provisions in its certificate of incorporation or its by-laws, a supermajority vote of stockholders is required by New York law in order to authorize certain extraordinary transactions, unless IBM were to secure the approval of its stockholders to amend its Certificate of Incorporation to require a lesser voting threshold.

As part of the Company's efforts to implement the instant stockholder proposal, IBM announced, through the filing of a Current Report on Form 8-K on December 11, 2006, that it would be asking stockholders to approve amendments to IBM's Certificate of Incorporation at its 2007 Annual Meeting that will lower all statutory supermajority voting thresholds applicable to IBM under the New York Business Corporation Law. IBM went on to specifically note four (4) separate and distinct New York statutory voting provisions under the New York Business Corporation Law applicable to it, each of which require the approval of two-thirds of all of IBM's outstanding shares. These four provisions are the ones that IBM would be recommending its stockholders lower to a majority of outstanding shares. These four (4) separate and distinct New York State statutory voting provisions include:

1. a plan to merge IBM into another company or to consolidate our Company with another company under Section 903 of the New York Business Corporation Law;

2. to dispose of all or substantially all of our assets outside the ordinary course of business under Section 909 of the New York Business Corporation Law;

3. to effect a share exchange under Section 913 of the New York Business Corporation Law, under which IBM would become a subsidiary of another company and its stock exchanged for the stock of that other company (IBM's new parent); and

4. to authorize the dissolution of the Company under Section 1001 of the Business Corporation Law.

Since these four (4) New York State statutory voting provisions are separate and distinct from each other, IBM's Form 8-K noted that the Board would be including four (4) separate management proposals in its 2007 proxy statement and would be recommending that IBM stockholders vote to approve such proposals separately. Each proposal, if approved, would allow the Company to add a new provision to the Company's Certificate of Incorporation, lowering the applicable statutory supermajority voting provision to the lowest possible voting threshold; that is, a majority of all outstanding shares entitled to vote.

IBM's decision to submit four separate proposals relating to this issue of voting thresholds for extraordinary events is consistent with both New York State law as well as Rules 14a-4(a)(3) and 14a-4(b)(1). In Koppel v. 4987 Corp., 167 F.3d 125, 138 (2d Cir. 1999), the U.S. Court of Appeals for the Second Circuit had the occasion to examine a claim from a disgruntled stockholder that separate voting items had been improperly bundled by the registrant in contravention of Rules 14a-4(a)(3) and 14a-4(b)(1). In holding that the stockholder had alleged facts sufficient to survive a motion to dismiss for violation of the federal antibundling rules, the appellate court noted that:

> [T]he SEC has provided some indication as to how the rules should be interpreted through its commentary on the promulgation of the most recent version of the antibundling rules. *See* Regulation of Communications Among Shareholders, 57 Fed. Reg. at 48,287. [ ] In the commentary, the SEC recognized that the new rules were specifically intended to " 'unbundle' management proposals" and that those individual voting items may well constitute closely related matters. Regulation of Communications Among Shareholders, 57 Fed. Reg. at 48,287. Indeed, the commentary recognized that under the rules, management may still "condition [ ] the effectiveness of any proposal on the adoption of one or more other proposals, if permitted by state law"; in such a case, however, the rules require unbendingly that the proposals remain as separate voting items on the proxy. *Id.* Thus, the commentary suggests a strong preference for more voting items rather than fewer.
>
> Koppel, 167 F.3d at 138.

The SEC also submitted a brief, as ***amicus curiae,*** in the Koppel case. See 1998 WL 34088514. There, the Commission wrote:

> Rule 14a-4 implements Congress's desire to assure corporate suffrage that is both fair and informed, by forbidding management (or any other person soliciting proxy authority) to bundle several different proposed courses of action into a single yes-or-no proposition. As the Commission explained when it proposed amending Rule 14a-4 to include the requirement that there be a separate vote on each matter submitted for shareholder approval:

The purpose of the Commission's proposal is to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently.

Securities Exchange Act Rel. No. 34-30849, at 12 (Jun. 24, 1992). Bundled proposals create the danger that shareholders will be coerced into accepting a proposal that they would otherwise reject, were it not attached to another, acceptable proposal.

Amicus Brief of SEC, 1998 WL 34088514, at pp. 10-11.

The Commission also noted in their brief that:

Bundling of shareholder proposals creates the danger that shareholders will overlook some of the bundled proposals or will mistakenly assume that the bundled proposals are contingent upon one other, when they are not. [ ] Requiring a separate vote serves to assure that shareholders, who may not have read the proxy statement, will consider each separate matter on the proxy card when they vote and can communicate their views to management as to which proposals they support and which they oppose.

Amicus Brief of SEC, 1998 WL 34088514, at pp. 11-12.

In the instant case, IBM stockholders will be asked to vote separately on each of the four (4) statutory supermajority voting provisions. This is consistent with both New York State law and the federal antibundling rules (14a-4(a)(3) and 14a-4(b)(1)). For each of the matters that receive the requisite favorable vote of two-thirds of the outstanding shares entitled to vote, the Company will amend the Certificate of Incorporation to lower the voting thresholds to the lowest possible voting threshold; that is, a majority of all outstanding shares entitled to vote on each matter.

Finally, there is no basis for Mr. Chevedden to suggest that our request for a no-action letter be denied -- IBM is adhering to the requirements of New York State law and the federal antibundling provisions by putting forward four (4) separate management proposals. In this light, while each registrant's factual situation is ***sui generis***, including how each registrant determines to go about soliciting its stockholders to eliminate its own supermajority voting and other charter amendments, it should come as no surprise to Mr. Chevedden that IBM is filing multiple management proposals to implement the instant stockholder proposal.

Indeed, other registrants within the past two years facing similar situations have also unbundled[2] their own management proposals.

See 2006 Proxy Statement of Citigroup (**3** management proposals) http://www.sec.gov/Archives/edgar/data/831001/000119312506053761/ddef14a.htm#toc42986_33

See 2006 Proxy Statement of CSX Corporation (**2** management proposals) http://www.sec.gov/Archives/edgar/data/277948/000095014406002908/g00288def14a.htm#147

See 2005 Proxy Statement of Conagra Foods (**2** management proposals) http://www.sec.gov/Archives/edgar/data/23217/000119312505171326/ddef14a.htm

See 2005 Proxy Statement of Bausch & Lomb Inc. (**5** management proposals) http://www.sec.gov/Archives/edgar/data/10427/000104746905007547/a2153967zdef14a.htm

In short, IBM has substantially implemented the instant stockholder proposal under Rule 14a-8(i)(10) in a manner consistent with both New York State law and the federal proxy rules. In light of the foregoing, IBM respectfully renews its request to omit the stockholder proposal under Rule 14a-8(i)(10).

We are sending Mr. Chevedden a copy of this submission, advising him of our intent to exclude the stockholder proposal from our 2007 proxy materials. Because of time considerations, and in accordance with Q&A "I." of Staff Legal Bulletin 14C dated June 28, 2005, we would appreciate it if you could provide your response by facsimile to IBM and Mr. Chevedden. IBM's facsimile number is 845-491-3203 and Mr. Chevedden's facsimile number is 310-371-7872. In addition, IBM agrees to promptly forward any response from the Staff that the Staff transmits by facsimile to IBM only. Please call me at 914-499-6148 if you require

---

[2] One law firm, noting the significance of the Koppel case, wrote that "in light of the Koppel decision, drafters should also evaluate whether each proposed voting item, as drafted, could later be challenged in litigation as actually containing multiple proposals. If the drafter suspects that a proxy, as written, is subject to attack in litigation as "bundled," then it may be wise to adopt the rule: "**If there is any doubt, break it out**." See Patrick J. Kelleher, Drafters of Proxy Materials Face Multiplying Hurdles From Judicial Expansion of Implied Rights of Action Under SEC Proxy Rules, Gardner Carton & Douglas Client Memorandum (March 1999), located on the web at: http://209.85.165.104/search?q=cache:G3wtsA75GWsJ:www.gcd.com/files/Publication/608f33fe-5c57-4bdc-8946-99fb9a4cccc8/Presentation/PublicationAttachment/e5c2cc50-9509-494f-b4a4-a06839fd4efe/ProxyMaterials.pdf+gardner,+carton+%26+douglas+drafters+of+proxy+materials+face+multiplying&hl=en&gl=us&ct=clnk&cd=1&client=firefox-a

any additional information. Thank you again for your consideration in this matter.

Sincerely yours,

Stuart S. Moskowitz
Senior Counsel

With copy to:

Mr. John Chevedden
2215 Nelson Avenue
Redondo Beach, CA 90278

[redacted]

From: CFLETTERS
Sent: Wednesday, January 10, 2007 11:29 AM
To: [redacted]
Cc: [redacted]
Subject: FW: International Business Machines Corporation (IBM) #2 Shareholder Position on Company No-Action Request (Emil Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 10, 2007 11:19 AM
To: CFLETTERS
Cc: Stuart Moskowitz
Subject: International Business Machines Corporation (IBM) #2 Shareholder Position on Company No-Action Request (Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Business Machines Corporation (IBM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote Emil Rossi

Ladies and Gentlemen:

This is a second response following the company December 15, 2006 no action request and additional January 9, 2007 letter.

If the company January 9, 2007 letter is intended to be reliable it should be resubmitted with the following changes:
All references to ³is consistent² or is ³in accord² with certain laws and rules should be changed to ³is required² by these same laws and rules. The company cannot claim that it absolutely necessary to have four proposals simply because it is consistent with certain laws and rules.

The company does not claim that it is applying a different interpretation of simple majority to each of its four separate proposals. The company does not claim that the shareholder vote percentage required for adopting varies among its four separate proposals.

The company is creating the impression that its main objective is the piecemeal obstruction of the 2006 rule 14a-8 proposal that won 61% of shareholder support.

Additionally the company does not attempt to support its argument by claiming that each of the supermajority provisions, which it has diced up for separate votes, was initially adopted one at a time. The company has swung from its previous position, in multiple formal no action requests, that it had no supermajority voting requirements whatsoever of any consequence to now announcing that it must make the draconian effort of submitting four separate company proposals on its ballot to address this issue introduced by a single rule 14a-8 proposal. The company has not provided any example where any other company found it necessary to submit four proposals to shareholders on the supermajority topic in response to a single rule 14a-8 proposal. This may be the first time in Rule 14a-8 history that four management proposals were placed on a ballot in response to one rule 14a-8 proposal.

Using four proposals to purportedly adopt one proposal creates the risk that one or more of the proposals will not receive the required number of votes for adoption.

Thus the 2007 rule 14a-8 proposal should be maintained on the 2007 definitive proxy. Shareholders will have no other way to express their continued support for the company to repeat any of the four proposals that might not pass at the 2007 annual meeting if this rule 14a-8 proposal is not on the 2007 ballot. Shareholders are not responsible for the company chopping up one rule 14a-8 proposal into four separate proposals.

The company example of the 2005 Proxy Statement of Bausch & Lomb Inc. is not relevant. It absolutely inconceivable that these five Bausch & Lomb proposals could be in response to a single rule 14a-8 proposal:
3.
A. Proposal to Amend the Company's Certificate of Incorporation and By-Laws to Authorize Annual Election of the members of the Board of Directors (Proxy
Statement p. 24)
B. Proposal to Amend the Company's Certificate of Incorporation and By-Laws to permit setting the number of directors by a majority vote of the shareholders
C. Proposal to Amend the Company's Certificate of Incorporation to remove provisions regarding filling of newly created directorships and vacancies of the Board of Directors D. Proposal to Amend the Company's Certificate of Incorporation and By-Laws to permit removal of directors for cause by a majority vote of the
shareholders
E. Proposal to Amend the Company's Certificate of Incorporation to remove provisions regarding supermajority voting provisions with respect to certain amendments to the Certificate of Incorporation

For the above reasons it is respectfully requested that concurrence not be granted to the company. The company cannot claim that it absolutely necessary to have four proposals simply because it is consistent with certain laws and rules. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Stuart Moskowitz <smoskowi@us.ibm.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 15, 2006

The proposal recommends that the board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that IBM will provide shareholders at IBM's 2007 Annual Meeting with an opportunity to approve amendments to IBM's certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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